
06013727

MBH
Monex Beans Holdings, Inc.

File No. 82-34933
May 19, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street; N.E.
Washington, D.C. 20549
U.S.A.

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced February 3, 2006 to April 26, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

Monex Beans Holdings, Inc.

By ____________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Annex A

Enclosures and attachment

1. Announcement of Management Changes
2. Announcement of Subsidiary's Key Personnel
3. Announcement of New Members of our Advisory Board
4. Launch of "Monex Auction", the First Auction System in the Industry for the Purchase of World Bank Notes
5. Establishment of a China Capital Markets Desk
6. Announcement of Account Opening Introduction Service Alliance with F&M Co., Ltd.
7. Announcement of Joint Capital Investment in Trade Science Corporation
8. Announcement of Personnel
9. Service Enhancement of Securities Intermediary Business with eBank Corporation
10. Service Enhancement of Securities Intermediary Business with Mizuho Bank, Ltd.
11. World's First Real Time Automated Information Update on Mobile Phone Screen :"Kabu-Soku Pocket"

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

(English Translation)

> *Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.*

April 26, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Management Changes

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH"), has decided the following management changes on the Board of Director's Meeting held today.

Board Member Changes (Planned)

Newly Appointed Board Member Candidates
To be proposed at the General Shareholder's Meeting scheduled June 24,2006

Board Member (External)	Yuko Kawamoto	Professor, Waseda University
Board Member (External)	Jun Makihara	Chairman, Neoteny, Ltd.

Below Board Members have already been appointed at the Board of Director's Meeting held February 22,2006 and have been announced.

Board Member	Tsutomu Nakajima	Senior General Manager, CEO Office, MBH
Board Member	Masaharu Kuwashima	Group Executive Officer, Nikko Cordial Corporation

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.*

April 26, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Subsidiary's Key Personnel

This announcement is to inform you that the following key personnel of Monex Alternative Investments, Inc., a wholly owned subsidiary of Monex Beans Holdings, Inc., has been decided.

Board Member of Monex Alternative Investments, Inc.

Position (from April 26, 2006)	Current Position	Name
Representative Director	-	Shigeo Mizuta
Director	Representative Director	Shinobu Naito
(Resignation)	Director	Ken Shibusawa

<For Reference> Profile of Shigeo Mizuta

BA in Pure and Applied Science from University of Tokyo, MS in Chemical Engineering from Stanford Graduate School of Engineering. After working for Nippon Steel Corporation for 10 years, Mr. Mizuta started his financial career at Salomon Brothers Asia in 1986. He later joined Morgan Stanley Japan in 1997, then, founded Nomura BlackRock Asset Management as the President in 1999.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

April 26, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of New Members of our Advisory Board

The "Advisory Board" is an organization comprised by eminent persons from various fields to advise us from a broader perspective.
Monex Beans Holdings, Inc. ("MBH") has continuously been holding Advisory Boards since December 1999 (former Monex, Inc.) and the total number of gatherings has reached 25.

MBH has decided on the following new members from June 2006.

Advisory Board Members

(Newly Appointed)	Chairman	Nobuyuki Idei	Chief Corporate Advisor, Sony Corporation
(Newly Appointed)	Advisor	Makoto Naruke	CEO, Inspire Corporation
	Advisor	Motoshige Ito	Professor, Univerity of Tokyo
	Advisor	Shoichiro Iwata	President & CEO ASKUL Corporation
	Advisor	Eiko Oya	Journalist & Critic

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

April 10, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Launch of "Monex Auction", the First Auction System in the Industry for the Purchase of World Bank Notes

This announcement is to inform that Monex, Inc.*("Monex"; Oki Matsumoto, President & CEO) has launched the industry's first auction system, "Monex Auction" , for the purchase of World Bank Notes. Details are as follows:

"Monex Auction" is an innovative system for the distribution of World Bank Notes developed by Monex. Through this system, Monex directly solicits the orders from the customers, who wish to purchase the bonds, and World Bank Notes are issued on the terms and conditions that meet the investor's demands. (http://www.monex.co.jp/ForeignBond/0000000/gaikbond/auction/top/guest)

Specifically, customers access the "Monex Auction" page first, and select any combinations of the bond they wish to purchase from the choices of currency denomination and maturity, together with a designated coupon rate. The cumulative nominal value of orders is reviewed daily, and if the value of the qualifying orders reaches the minimum issue amount, World Bank Notes will be issued under uniform terms. (Next page: How the "Monex Auction" works)

"Monex Auction" is held every month from the first business day of the month for a period of one month and customers can, in principle, place orders to purchase World Bank Notes at any time.

In addition to the sales of World Bank Notes denominated in one hundred currency units, started last December, the "Monex Auction" service, with the cooperation of the World Bank, will serve to further expansion of the investors' base for World Bank Notes.

"Monex Auction" Overview

Bonds Offered	: World Bank Notes
Auction Frequency, Subscription Period	: Monthly from the first business day of the month to the last business day except the first auction which runs from April 14 to April 28. However, the subscription period ends as soon as the total subscription value of the qualifying orders exceeds the minimum issue amount.
Currencies Offered (Scheduled)	: U.S. dollars, Australian dollars, New Zealand dollars, Euros, Sterling Pound, Canadian dollars.
Minimum Subscription Amount	: One hundred currency units

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

<Reference>

【How Monex Auction Works】

Subscriptions from customers are tabulated each business day to determine whether or not a bond issuance is possible. The graph below shows the cumulative orders based on designated coupon rates as of 10:00 AM on a particular business day. The dotted line indicates the minimum issue amount. No bonds are issued unless the curve, which shows the cumulative orders, exceeds the minimum issue amount.


Accumulated amount
Minimum issuable amount
A
B
4.40%
(1)
4.50%
(2)
Coupon

If the issuable coupon rate is 4.40% as in case (1) above, no bond will be issued because the minimum issue amount has not been reached. In this case, the auction is continued.

In case (2) above with the issuable coupon rate at 4.50%, the auction will be successfully concluded as the cumulative order amount with designated coupon of 4.5% or lower is above the minimum issue amount. In this case, all customers placing orders in "A" region are able to purchase the bond with coupon of 4.5%, while those customers placing orders in "B" region will not be able to purchase the bond.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

March 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Establishment of a China Capital Markets Desk

This announcement is to inform that Monex, Inc.*("Monex":Oki Matsumoto.President & CEO) has established a China Capital Markets Desk to discover high quality unlisted Chinese companies and provide support for these companies to be listed on Japanese market.
Details are as follows;

1. Establishment of a China Capital Markets Desk

The China Capital Markets Desk was established within the Investment Banking Division on March 22, 2006.

2. Overview of the Business Operations of the China Capital Markets Desk

The primary objective of its operations of the new desk is to conduct research on unlisted Chinese companies with willingness to be listed on the Japanese market and to provide integrated management of related IPO/PO underwriting activities.

3. Personnel reassignments due to the organizational change.

(New)	(Old)	(Name)
General Manager,China Capital Markets Desk Deputy General Manager,Capital Markets Department Investment Banking Division	Deputy General Manager Capital Markets Department Investment Banking Division	Akio Kuboyama

In addition, the Company plans to provide growth capital to unlisted Chinese companies as a launching point for China-related businesses, and has invested a total of ¥550 million in an investment fund established in September 2005 to invest in unlisted Chinese companies. This investment fund has total assets of ¥10 billion with funds provided by major domestic and international institutional investors, and is managed by an investment company in Singapore with expertise in China businesses. In January 2006, the first Chinese company in which the fund invested was successfully listed to the Stock Exchange of Singapore. Presently, several target companies have already been selected for investment, and there are 10 additional candidate companies for investment by the fund (representing over 30% of the fund on a commitment basis).

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel：03-6212-3750

(English Translation)

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

March 22, 2006

To investors and customers:

Monex Beans Holdings, Inc.

Announcement of Account Opening Introduction Service Alliance with F&M Co., Ltd.

This announcement is to inform that Monex, Inc.*("Monex":Oki Matsumoto.President & CEO) , has signed an agreement regarding securities account introductions business with F&M Co., Ltd. ("F&M":Ichiro Morinaka.Representative Director and President).

F&M, based on the concepts of "being the nearest, being the most convenient, and providing the most relieved", is developing a nationwide network of branches with tax and CPA accountants under the integrated TaxHouse brand, and is conducting regionally focused marketing activities through each branch with the aim of providing various financial products as part of a "one stop financial service". The number of TaxHouse member branches as of March 6, 2006 has reached 300.

Under the agreement, F&M will provide clients with introductions to Monex through eachbranches, and hand out account opening kits to potential clients wishing to open securities accounts at Monex, thereby providing a response to the investment needs of customers who use TaxHouse.

Moreover, the addition of an offline marketing channel through the nationwide network of TaxHouse branches will strengthen our main online channel for new account openings, , so that our clientswill be able to open Monex's accounts easily at their convenience.

*100% subsidiary of Monex Beans Holdings, Inc.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

(English Translation)

> *Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.*

March 9, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Joint Capital Investment in Trade Science Corporation

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH") and W-it Corporation ("WIT";Koichi Kato, Representative Director) have decided to jointly establish a new company to provide investment advisory and asset management services through "Program Investment Management"*.

WIT is a research institute whose parent organization is Waseda University. Its purpose is to transfer research results of the latest computer science field to the business arena smoothly and they have been hosting a "Kaburobo Programming Contest (http://www.kaburobo.jp)" since 2004. In this contest, WIT provides an open program development environment and exhibits the results of the virtual trading to the public. Advanced development of the Investment Management Program has been realized by the accumulation of intelligence by contest participants ranging from students, researchers, to professionals.

The new company Trade Science will be established to apply WIT's information technology to realize asset management business through the Investment Management Program. MBH will be a shareholder of the company to look for opportunities in Program Investment Management as one of the methods to provide tailor-made asset management services to individual investors.

*"Program Investment Management" is an investment management method using computer program system that automatically makes investment decisions and places orders based on algorithm set by price movements in the market and other fundamental factors.

Outline of the New Company

(1) Name of Company	Trade Science Corporation (April 2006 planned)
(2) Representative	Koichi Kato (Representative Director of WIT)
(3) Address	Waseda Tsurumakicho 513, Shinjuku, Tokyo
(4) Capital	100 million yen
(5) Shareholders	WIT Incubation Investment Business Silent Partnership No.1 66%
	MBH 34%
(6) Business Purposes	Investment Advisory Services utilizing System Program
	Asset Management Services utilizing System Program

Development and Research to realize above services

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Note: This material is an English translation of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

February 22, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Announcement of Personnel

This announcement is to inform that Monex Beans Holdings, Inc. ("MBH"), has decided to implement the following.

1.Board Member Changes

Resigning Board Member as of February 22, 2006

Board Member	Hajime Yamamoto	Group Executive Officer, Nikko Cordial Corporation

Newly Appointed Board Member Candidates
To be proposed at the General Shareholder's Meeting scheduled for June 24, 2006

Board Member	Tsutomu Nakajima	Senior General Manager, CEO Office, MBH
Board Member	Masaharu Kuwashima	Group Executive Officer, Nikko Cordial Corporation

2.Manager Personnel (As of February 22, 2006)

General Manager, Internal Audit Office　Naoko Chikada (formerly Internal Audit Office)

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office, Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

February 20, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Service Enhancement of Securities Intermediary Service with eBank Corporation

This announcement is to inform that Monex, Inc.* ("Monex", Oki Matsumoto, President&CEO) and eBank Corporation ("eBank", Taiichi Matsuo, President) will launch the following new services to enhance the online securities intermediary services started in December 2005.

*100% subsidiary of Monex Beans Holdings, Inc.

Contents of Services

1. Start of Easy Securities Account Opening Services

   For customers who have an account at eBank, when opening a securities account at Monex through eBanks' website, customer data such as name and address registered at eBank can be utilized to reduce input items for customers' convenience.

   Also, eBank will introduce its customers to Monex through postal mail, website and email magazines taking this occasion.

2. Start of Immediate Money Transfer from eBank account to Monex account

   Since February 10, 2006, customers at eBank are able to transfer money from the eBbank account to Monex account immediately and free of charge by simple transactions over the internet. With the start of this real time money transfer service, customers will be able to make faster securities transactions without losing investment opportunities.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

February 13, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

Service Enhancement of Securities Intermediary Service with Mizuho Bank

This announcement is to inform that Monex, Inc.* ("Monex", Oki Matsumoto, President&CEO) and Mizuho Bank, Ltd. ("Mizuho Bank" Seiji Sugiyama, President & CEO) will launch new services to enhance the online securities intermediary services started in July 2005.

*100% subsidiary of Monex Beans Holdings, Inc.

Contents of Services

1. Speedier Account Opening processes through Mizuho Direct

   Account Opening Process will complete on the same day of application at fastest if applied through Mizuho Direct instead of postal mail.

   Also, by applying for instant deposit services simultaneously, customers will be able to transfer money from their bank account to securities account and transactions can be made on the same day of account opening. (Service starts : February 13, 2006)

2. Service Point Exchange Programs with Mizuho Mileage Club

   For customers who have opened an account through the Mizuho Bank securities intermediary service, points accumulated according to stock brokerage commissions will be accumulated as Mizuho Mileage Club points.

   These Mizuho Mileage Club points can also be used for brokerage commissions and investment information service fees at Monex. (Service started : February 10, 2006)

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750

Note: This material is an English translation and excerpt of a Japanese announcement made on the date below. Although the Company intended to faithfully translate the Japanese document into English, the accurateness and correctness of this English translation are not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or the solicitation of an offer to buy the securities in the U.S.

February 3, 2006

To Investors and Customers:

Monex Beans Holdings, Inc.

World's First Real Time Automated Information Update on Mobile Phone Screen : "Kabu-Soku Pocket"

This announcement is to inform that Monex, Inc.*("Monex", Oki Matsumoto, President&CEO) has started the world's first real time automated information update service by the name of "Kabu-Soku Pocket" on February 2, 2006.

"Kabu-Soku Pocket" is the first to realize absolute real time stock information update on KDDI's (Tadashi Onodera, President and Chairman) "au" mobile phones with BREW® applications.

*100% subsidiary of Monex Beans Holdings, Inc.

Contents of Services

1. Absolute real time stock information update of multiple indicative prices and various indexes
2. Provision of ranking information and various charts, etc.
3. Speedy stock order system just by clicking the indicative price on the "Kabu-Soku Pocket" screen

These services can be used free of charge for customers who have an account at Monex.

-End-

【Contact】
Monex Beans Holdings, Inc.
CEO Office Corporate Communications
Mina Kanai
Tel : 03-6212-3750